Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Fidelity National Financial, Inc.’s (“FNF”) FNF Group 4th Quarter 2016 Earnings Conference Call Script –

William P. Foley, II, Non-Executive Chairman, FNF

In December, we announced our intention to distribute all 83.3 million shares of Black Knight common stock that we own to FNF Group shareholders in a tax-free distribution. We recently filed our private letter ruling request with the IRS and are working through drafting agreements and other legal steps necessary to meet a third quarter 2017 closing for the distribution. We look forward to a stand-alone Black Knight and the potential value creation that an independent, more liquid Black Knight common stock offers for both FNF and Black Knight shareholders.

At the same time, we also announced a tax-free plan in which we intend to redeem all FNFV tracking stock shares in exchange for shares of common stock of FNFV. After completion of the exchange, FNFV will also be a stand-alone, publicly traded common stock. The private letter ruling request recently submitted included both the FNFV exchange and the Black Knight distribution and we are working through the FNFV documentation to meet a third quarter 2017 closing. This FNFV exchange allows FNF to eliminate its tracking stock structure, making FNF index eligible again and potentially widening the demand for FNF common stock.

Finally, we repurchased 550,000 shares of FNF common stock for $18.5 million during the fourth quarter. For the full-year 2016, we repurchased 6 million shares at a total cost of $206 million. We froze the repurchase program on December 2nd, in anticipation of the Black Knight spin-off announcement, and we have not repurchased any FNF shares since the announcement.

FNF Group 4th Quarter 2016 Earnings Call – Question and Answer

Question: Jeremy Campbell, Analyst, Barclays PLC

Yeah, thanks. Hey, Bill, I think, on the Black Knight call yesterday, you had mentioned that the BKFS spin could potentially occur in 2Q rather than 3Q. Just wondering, is the primary gating issue at this point the IRS letter? And I think you guys previously mentioned something to the effect of like three months on the short end or six months on the longer end, is that right?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Well, you’re exactly right. It’s really now gating through the IRS. The internal documentation is well underway. We’ve established an independent committee at Black Knight to ensure that everything is done in conformity with the proper spinout rules. And so, really, the gating item is the IRS. And we believe, the FNF, the spinout or restructure will occur sometime after the Black Knight spinout. So, they’re not – the timing is not dependent on each on the other. We’re going to do each one as soon as they’re approved.

And on FNFV, we do have an accounting scenario that we need to get audits for the last three years that are independent audits for FNFV. And you kind of know the story there that it just takes time now to get all these things pull together. But everything is on track and on pace. And potentially, it could be mid-June to mid-July is kind of the target timeframe that we have for Black Knight.

Question: Jeremy Campbell, Analyst, Barclays PLC

Got you. And then, I think you said you recently filed the paperwork. Was that recent as in like yesterday or like January 1?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Boy, it’s about 10 days ago or so. 10 days ago, we have – we finally got it all in.

Question: Jason S. Deleeuw, Analyst, Piper Jaffray Companies

Got it. And then, the last question on the share repurchase. It was frozen on December 2. Does that going to have to stay frozen then until the spin actually occurs?

Answer: Anthony J. Park, Chief Financial Officer and Executive Vice President, FNF

At current prices, the answer is yes. As Bill said, implicitly, we’re buying back Black Knight shares in every dollar that we repurchase and we would look to be more aggressive on a post spin basis, if our stock does drop by the full $11-plus dollars that Black Knight represents at – per FNF share. We could be 40% more efficient for every dollar spent.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities LLC

A couple of questions. First, Bill, can you update us on the cross-selling efforts for ServiceLink and how that might proceed post BKFS spin?

Answer: William P. Foley, II, Non-Executive Chairman, FNF

Yeah. So, we have actually modified our sales approach for ServiceLink and developed an independent sales organization led by a former Black Knight employee, Dan Sogorka, who’s got terrific contacts with all of the major lenders and all of the midline lenders. And we’re – as part of our disposition of Black Knight, we’re going to be entering into a cooperation agreement and a cross-sell agreement. So that we’ll continue to cross-sell products, they will continue to send opportunities to us.

And frankly, the cross-selling, we’re just starting to see – make some pretty good progress with the cross-selling with this new sales organization or sales structure we put in place. So, we are anticipating positive results, aren’t we, Mike? It reports up to Mike.

Answer: Michael J. Nolan, President, FNF

Yeah. I would add to that, Geoff, that, as an example, in the fourth quarter, we added 100,000 loans into LoanCare that really came through some of the cross-sell activities we had earlier in the year. And LoanCare’s portfolio has grown about 40% for the year and a lot of that is attributed to the cross-sell. So, we’ve had some pretty good results in that business, also in our field services, some smaller wins in title and close and valuation. So, like Bill said, that will continue. I think it evolves a little bit as we go through the year to be more dependent upon that the leadership, as Bill said, of our new sales manager – independent sales manager. But it will continue as we go through the year and even post spin.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities LLC

Okay. And then, Tony, I know it’s a few months out, but you have a maturity coming up in May. I was curious if you could talk to any initial thoughts on that, both considering the $250 million div that you could be getting soon, as well as you think ahead to the 2018 convert and what you might be able to do on that front ahead of time?

Answer: Brent Bannister Bickett, Executive Vice President of Corporate Strategy, FNF

As you know, we have about $1 billion of debt at the FNF Group level, excluding Black Knight and excluding the guaranteed debt at Black Knight. That feels to us like a very comparable level of debt for us to maintain for the foreseeable future. You pointed out that, in May, one of our bond tranches come due would be our intention. We can’t do anything with it today. But as it gets closer to May that we likely would look to the market and put a – and slot in a new bond tranche.

We do have an undrawn line of credit of $800 million. We would – we could use that temporarily to deal with the May maturity, if we need to. But it’s our intention to keep kind of three tranches of bonds in the $300 million to $400 million range, aggregating about $1 billion for the foreseeable future.

The convert, clearly, as we effect the spinoff of Black Knight, it will be something that we’re looking at because it will get a little bit more complicated for FNF, add maturity for that instrument. So, we’re mindful of it and are looking at it and thinking of different things we could do.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to distribute shares of Black Knight Financial Services, Inc. (“BKFS”); changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U.S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH, a newly formed indirect subsidiary of FNF, and BKFS will file with SEC registration statements. BKFS’s registration statement will also include a proxy statement which will be sent to the BKFS shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Fidelity National Financial, Inc. or Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 29, 2016. Free copies of this document may be obtained as described in the preceding paragraph.